**DAVIS POLK & WARDWELL**

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MAT[redacted]
75008 PARI

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212 450 6341
nicole.chao@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG




File No. 82-4939

April 28, 2004

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Significant information filed on the 26th of March about the Shareholders' Meeting Regulation of Grupo Ferrovial.
- Significant information filed on the 30th of March about the main terms of the approved Stock Option Plan.
- Official form about the results of the 2nd half of 2003.

All of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at 212- 450-6341. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Nicole Chao

Nicole Chao
Legal Assistant

Attachment

By Hand Delivery

dlw 5/4

**File No. 82-4939**

GRUPO FERROVIAL, S.A., in compliance with article 82 of the Securities Market Law (*Ley de Mercado de Valores*), hereby notifies the *Comisión Nacional del Mercado de Valores* of the following

**SIGNIFICANT INFORMATION**

Today's Shareholders' Meeting approved the Shareholders' Meeting Regulation of Grupo Ferrovial S.A., whose text is attached to this communication.

The approval of the Shareholders' Meeting Regulation complies with Article 13 of the Securities Market Law, introduced by Law 26/2003, dated 17 July, and provides the Shareholders' Meeting with a number of rules to govern its organisation and functioning.

The approved text of the Shareholders' Meeting Regulation is available at the company's web site (www.ferrovial.com).

Madrid, 26 March 2004

José María Pérez Tremps

Director and General Secretary of Grupo Ferrovial, S.A.

**File No. 82-4939**

# SHAREHOLDERS' MEETING REGULATION

# OF GRUPO FERROVIAL, S.A.

## CONTENTS

**Chapter II: Quorum**



**Chapter III: Shareholder remarks and questions**



**Chapter IV: Votes and documentation of resolutions**



**TITLE V: APPROVAL, PUBLICITY AND TERM**

# SHAREHOLDERS' MEETING REGULATION OF GRUPO FERROVIAL, S.A.

## PREAMBLE

This Regulation was adopted by the Shareholders' Meeting of Grupo Ferrovial, S.A. (hereinafter, the "**Company**"), subject to the provisions of Article 113 of Securities Market Law 24/1988, dated 28 July, introduced by Law 26/2003, dated 17 July. This Regulation is intended to systematise and implement the rules governing the organisation and functioning of the Company's Shareholders' Meeting. In addition to the law and Bylaws, this Regulation has considered the recommendations of the Special Commission to Foster Transparency and Security in the Markets and in Listed Companies, listed companies' best practices and the Company's own experience.

The final objective is to enable shareholders to participate in Shareholders' Meetings, fostering the transparency and publicity of the procedures relating to the preparation, convening and conduct of Shareholders' Meetings as well as specifying, elaborating upon and expanding the ways in which the Company's shareholders can exercise their political rights.

## TITLE I

## INTRODUCTION

### Article 1. Purpose of this Regulation

The purpose of this Regulation is to regulate the notice, preparation and conduct of the Shareholders' Meeting, the information relating to it, and shareholders' attendance and exercise of their political rights, all subject to the provisions of the law and the Company's Bylaws.

### Article 2. Interpretation

**1.** This Regulation shall be interpreted in accordance with the applicable current law and Bylaws.

**2.** It is the responsibility of the Secretary of the Board of Directors, after consultation with the Chairperson or Managing Director, to resolve doubts regarding the application of this Regulation, in accordance with the general criteria for the interpretation of the law.

# TITLE II

## SHAREHOLDERS' MEETINGS: TYPES AND POWER

### Article 3. Shareholders' Meetings

**1.** The Shareholders' Meeting is the Company's highest decision-making body.

**2.** The shareholders, convened in the Shareholders' Meeting, have the power to decide, by majority vote, on the matters attributed by law to the Shareholders' Meeting. All the shareholders, including dissenters and absentees, shall be bound by the Shareholders' Meeting resolutions, without prejudice to their rights and remedies as recognised by law.

### Article 4. Types of Shareholders' Meetings

**1.** Shareholders' Meetings may be ordinary or extraordinary.

**2.** Ordinary Shareholders' Meetings must be held in the first six months of each year in order to review the conduct of business and approve the previous year's financial statements, if appropriate, and decide as to the distribution of results.

**3.** Nevertheless, even if it has been convened as ordinary, the Shareholders' Meeting can also deliberate and decide about any other matter in its power, subject to compliance with the applicable regulations.

**4.** Shareholders' Meetings other than those described in Article 4.2 are considered to be extraordinary Shareholders' Meetings.

### Article 5. Powers of the Shareholders' Meeting

The Shareholders' Meeting has the power to decide about any matters attributed to it by law or the Bylaws. In particular, it is empowered, for example, to:

a) Review the conduct of business.

b) If appropriate, approve the individual and consolidated financial statements and decide as to the distribution of results.

c) Appoint and remove members of the governing body and ratify and revoke appointments to the Board of Directors by co-option.

d) Appoint and remove the Company's auditors.

e) Resolve to increase or reduce share capital, transform, merge and spin off the Company, issue bonds and, in general, amend the Bylaws.

f) Resolve to dissolve and liquidate the Company.

g) Authorise the Board of Directors to increase share capital or issue bonds or other securities.

h) Decide on the items submitted to it for deliberation and approval by the governing body.

i) Approve this Regulation and any subsequent amendments.

## TITLE III

## CONVENING AND PREPARATION OF SHAREHOLDERS' MEETINGS

### Article 6. Convening Shareholders' Meetings

**1.** Shareholders' Meetings must be convened by the governing body.

**2.** The governing body must convene an ordinary Shareholders' Meeting in the first six months of each year.

**3.** The governing body may convene an extraordinary Shareholders' Meeting whenever it deems it to be in the corporate interests or when requested to do so by shareholders owning at least 5% of capital, who must state the Meeting's agenda in the request. In this case, the extraordinary Shareholders' Meeting must be convened to be held within thirty days from the date on which the directors received, by notarial channels, a request to convene it. The directors shall draft the Agenda and must include the items stated in the request.

**4.** If the ordinary Shareholders' Meeting is not convened within the legal period indicated in Article 6.2, it may be convened, upon shareholder request and after consultation with the members of the governing body, by the Judge of First Instance corresponding to the Company's registered address, who shall also designate the person who will chair the Shareholders' Meeting. The extraordinary Shareholders' Meeting shall also be convened in the same way if this is requested by the same number of shareholders as stated in Article 6.3.

### Article 7. Announcement of Shareholders' Meetings

**1.** Ordinary and extraordinary Shareholders' Meetings shall be convened via an announcement published in the Official Gazette of the Mercantile Register, and in one of the daily newspapers with the largest circulation in the province, at least fifteen days before the Meeting's date, except when the law envisages a longer period. The governing body shall consider the advisability of disseminating the notice of meeting via a larger number of media.

**2.** Without prejudice to the foregoing, when the governing body is aware of the likely date of the Shareholders' Meeting, it can communicate this through the Company's web site or via any other means it deems fit.

3. The announcement shall state the date, place and time of the Meeting at first call. It may also include the date of the second call, if appropriate. As far as possible, shareholders shall be told that the Meeting is more likely to be held at first call or at second call.

4. The notice shall state clearly and concisely all the items to be discussed. To draft the Agenda, the governing body shall consider the suggestions and proposals made in writing by the shareholders which bear a relation to the Company's activities and interests and which it deems to be of interest to the Meeting.

5. The provisions of this article shall be null and void if a legal provision imposes other requirements for Shareholders' Meetings that transact specific matters, in which case the specific provisions must be observed.

6. On occasion of giving notice of the Shareholders' Meeting, the governing body shall assess whether there are distance means of communication enabling shareholders to vote and/or grant proxy, while duly ensuring the identity of the person exercising the right to vote or, if by proxy, the identities of the proxy and shareholder, and if the use of such means is feasible.

   If the governing body acknowledges the existence and possibility of using such means, the notice must state the specific distance means of communication that the shareholders may use to cast or delegate their vote as well as the instructions that they must follow in order to do so.

7. The notice of meeting shall state that shareholders are entitled to examine at the registered address, view on the web site or, if they wish, obtain immediately free of charge the proposed resolutions submitted for approval, the necessary or mandatory documents or reports and other documents that, though not mandatory, are determined by the governing body in each case.

8. The Company shall file the Shareholders' Meeting notice with the Comisión Nacional del Mercado de Valores and with the governing companies of the stock exchanges where the Company is listed for inclusion in the corresponding Stock Exchange Bulletins, in accordance with the applicable regulation in each case. The text of the notice shall also be posted on the Company's web site.

**Article 8. Information available on the Company's web site from the date of the notice of meeting**

1. In addition to the requirements of the law or the Company's Bylaws and Article 7.7 above, the Company shall post the text of all the proposed resolutions made by the governing body relating to the items on the Agenda, the reasoning behind each one and the reports that are mandatory or are determined by the governing body on the web site as from the date of publication of the Shareholders' meeting notice.

2. Moreover, from the date of notice, the Company's web site shall contain all the information deemed to be useful or appropriate to enable shareholders to attend and participate in the Shareholders' Meeting, including:

    (i) Procedure to obtain the attendance card.

    (ii) Instructions on how to cast or delegate votes at a distance through the means of communication envisaged in the notice, if appropriate.

    (iii) Information on the Meeting venue and how to get there.

    (iv) Information on any systems or procedures that enable shareholders to follow the Meeting.

    (v) Information about the Investor Relations Department (telephone number, e-mail address, offices, business hours and other similar information).

**Article 9. Right to be informed prior to the Shareholders' Meeting**

1. Until the seventh day prior to the date planned for the Shareholders' Meeting, the shareholders may, subject to accrediting their identity and status as shareholder, request that the governing body provide them with reports or clarifications they deem fit about the items on the Agenda and raise the questions they consider necessary in writing. Shareholders may also ask for information or clarifications or raise questions in writing regarding the information accessible to the public that the Company filed with the Comisión Nacional del Mercado de Valores since the date of the last Shareholders' Meeting.

2. The governing body is obliged to provide in writing the information requested in the terms of the preceding paragraph until the date of the Shareholders' Meeting, except in the cases in which, in the Chairperson's opinion, the disclosure of the requested information jeopardises the Company's interests. Nevertheless, if the request is supported by shareholders representing at least one quarter of share capital, the information may not be withheld.

    The governing body is not bound to provide the requested information when (i) for whatever cause, the request reveals abuse by the shareholder of his/her right to be informed; or (ii) the law or the Company's regulations so provide.

3. The Board of Directors may empower any of its members, or the Chairpersons of the Board Committees or its Secretary to respond to shareholder requests for information on behalf of the Board.

4. The Company shall include on its web site information about the replies to shareholders in response to their requests in the exercise of their right to be informed as stipulated in this article.

# TITLE IV

# SHAREHOLDERS' MEETINGS

## Chapter I: Attendance and representation

### Article 10. Attendance right

**1.** All the shareholders, including those without voting rights, who individually own at least one hundred (100) shares can attend the Shareholders' Meeting.

**2.** Shareholders who own less than one hundred (100) shares can group them and grant proxy to one of the grouped shareholders.

**3.** In order to attend the Shareholders' Meeting, shareholders must have registered the ownership of their shares in the book-entry accounting register at least five days prior to the Meeting date and obtain the corresponding attendance card.

**4.** Attendance cards will be issued by the member of the securities register, clearance and settlement systems in which each shareholder has deposited his/her shares.

**5.** Shareholders who attend the Meeting in person or by proxy on the date set for it must present their attendance card, in accordance with Article 17.1 of this Regulation.

Shareholders who wish to vote via remote means of communication, if this is envisaged in the notice of meeting, must accredit their identity and status as shareholder in the form determined by the governing body in the notice.

### Article 11. Attendance of third parties at Shareholders' Meetings

**1.** Members of the Company's governing body and the external auditors must attend the Shareholders' Meetings; however, their absence for any reason shall not in any event prevent the Shareholders' Meeting from being validly convened.

In any case, on occasion of the ordinary Shareholders' Meeting, the Chairperson of the Audit and Control Committee shall inform shareholders of the main actions undertaken by the Committee.

**2.** The Chairperson of the Shareholders' Meeting may authorise managers, technicians and other people interested in the Company's affairs to attend the Meeting.

**3.** To divulge information about the Shareholders' Meetings and the adopted resolutions as broadly as possible, the Chairperson may allow the media and financial analysts to attend Shareholders' Meetings.

**4.** The Chairperson of the Board of Directors may also invite any other persons to attend Shareholders' Meetings.

**Article 12. Representation**

1. Without prejudice to legal entities that are shareholders attending by proxy, all shareholders entitled to attend can be represented at the Shareholders' Meeting by a proxy, even if the latter is not a shareholder.

2. Proxies are always revocable. As a general rule, and provided that the date can be accredited as certain, the most recent actions made by the shareholder prior to the Meeting shall be valid. If such certainty does not exist, the shareholder's vote shall prevail over the proxy's. In any case, the shareholder's attendance in person to the Shareholders' Meeting shall revoke any proxy.

3. Proxies must be specific for each Meeting, given in writing or via the remote means of communication whose use is expressly envisaged by the governing body in the notice of meeting, provided that the requirements set out in the notice are met and, in any case, that the shareholder's identity is duly assured.

4. To be valid and, therefore, be accepted by the Company, the documents that contain proxies for the Meeting must include at least the following items:

   a) Date and Agenda of the Shareholders' Meeting.

   b) Identity of the shareholder and proxy. If not specified, it is understood that the proxy was granted interchangeably to the Chairperson of the Board of Directors, the CEO, the Secretary of the Board of Directors or any other member of the governing body who, for this purpose, is determined specifically in each notice of meeting.

   c) Number of shares owned by the shareholder granting the proxy.

   d) Voting instructions on each item on the Agenda.

5. The Chairperson, the Secretary of the Shareholders' Meeting or the persons designated by them are empowered to determine the validity of proxies and compliance with the requirements for attending the Meeting.

6. The ability to grant proxy shall be without prejudice to the provisions of the law with regard to representation by family members or general powers of attorney.

**Article 13. Public solicitations of proxies**

1. When the Company's Directors, securities depositories or the companies in charge of registering the book-entries solicit proxies for themselves or for others and, in general, provided that the solicitation is made publicly, the rules contained in the Spanish Corporations Law and implementing regulations shall be applicable. In particular, the document containing the proxy must include, in addition to the items

stated in Article 12.4, which way the proxy must vote if precise instructions are not given.

**2.** Members of the governing body who obtain public proxies cannot exercise the right to vote relating to the shares they represent in the items on the Agenda in which they are in conflict of interests and, in any case, regarding the following decisions:

a) Their appointment or ratification as members of the governing body.

b) Their dismissal or removal as members of the governing body.

c) Exercise of corporate liability actions against them.

d) Approval or ratification, as the case may be, of Company transactions with those members of the governing body, or companies controlled by them or that they represent, or persons acting on their behalf.

**3.** The proxy may also include items that, though not envisaged in the Agenda, can be dealt with at the Shareholders' Meeting in accordance with law; in this case, Article 12.3 above is also applicable.

**Article 14. Planning and resources of Shareholders' Meetings**

**1.** Depending on the circumstances, the governing body may decide to use means or systems that facilitate a greater and better coverage or greater dissemination of the Shareholders' Meeting.

**2.** Specifically, the governing body may:

a) Enable shareholders to follow the Meeting at a distance via audiovisual means.

b) Provide simultaneous translation mechanisms.

c) Establish appropriate access control, surveillance, protection and security measures.

d) Adopt measures to enable disabled shareholders to access the Meeting room.

**3.** If, for whatever reason, it is necessary to hold the Shareholders' Meeting in separate rooms, audiovisual means must be made available to enable intercommunication between them in real time and, therefore, enable the Meeting to be held as a single event.

## Chapter II: Quorum

### Article 15. Quorum. Special cases

1. Shareholders' Meetings shall be validly convened, at first call, when the shareholders present or represented by proxy own at least 25% of the subscribed capital with voting rights. At second call, the Meeting shall be validly convened regardless of the percentage of capital in attendance.

2. In order for the ordinary or extraordinary Shareholders' Meeting to validly resolve on bond issues, capital increases or decreases, changes of corporate form, mergers, spin-offs, dissolution and liquidation of the Company and, generally, any amendments to the Bylaws, the shareholders present or represented must own, at first call, at least 50% of the subscribed voting capital or, at second call, at least 25%, although if the shareholders in attendance represent less than 50% of the subscribed voting capital, the resolutions referred to in this paragraph may only be validly adopted with the favourable vote of two-thirds of the capital present or represented at the Meeting.

3. Any absences that arise once the Shareholders' Meeting has been declared quorate shall not affect the Meeting's validity.

### Article 16. Shareholders' Meeting Platform

1. The Shareholders' Meeting Platform shall include its Chairperson and Secretary and the members of the Company's governing body.

2. Shareholders' Meetings shall be chaired by the Chairperson of the Board of Directors or, in his/her absence, by the Vice-Chairperson, or, failing them, by the Director designated by the Meeting itself. The Chairperson shall be assisted by the Secretary, Vice-Secretary, or both, of the Board of Directors or, failing them, by the person designated by the Meeting.

3. If the Chairperson or Secretary have to leave the Shareholders' Meeting for any reason, they shall be substituted in their functions in accordance with the preceding paragraph.

### Article 17. Shareholder register

1. In the place and on the date envisaged for the Shareholders' Meeting, at first or second call, and from two hours prior to the time announced for the Meeting (unless the notice specifies otherwise), shareholders may present their attendance cards to the persons in charge of registering the shareholders and proxies may present the documents accrediting the representation conferred to them. Attendance cards and proxies shall not be admitted if they are presented to the persons in charge of registering the shareholders after the time established for the start of the Shareholders' Meeting.

2. Shareholders present and represented shall be registered by the persons designated for this purpose by the Secretary, using any technical means he/she deems to be appropriate.

3. Shareholders voting by remote means as provided in the Meeting notice must be considered as present for the purposes of the quorum.

**Article 18. Attendance list**

1. Once the attendance cards and proxies have been registered and the Meeting is quorate, the attendance list shall be drafted.

2. Once the acceptance of attendance cards and proxies is closed, shareholders or their proxies who arrive late at the Shareholders' Meeting venue shall receive an invitation so that, if they wish, they can follow the Meeting (in the same room or, if the Company believes that will disrupt the Meeting, in an adjoining room).

3. In the place, on the day and time set for the Meeting, at first or second call, as the case may be, once the Platform has been formed and the attendance list has been drafted, the Shareholders' Meeting shall commence.

   Firstly, the Secretary shall read the legal notice of the Meeting. Subsequently, the Secretary shall read out a summary of the attendance list, specifying the number of shareholders with voting rights present and represented, the number of shares corresponding to them, and the percentage of capital they represent. The Chairperson shall then declare that the Shareholders' Meeting is quorate, either at first or second call.

4. If the attendance list is not included at the start of the minutes of the Shareholders' Meeting, it shall be attached as an annex and signed by the Secretary of the Shareholders' Meeting and countersigned by the Chairperson. The attendance list can also be created as a file or on magnetic media. In those cases, the method used must be stated in the minutes and a certificate signed by the Secretary of the Shareholders' Meeting and countersigned by the Chairperson must be set out on the sealed enclosure containing the file or computer media.

## Chapter III: Shareholder remarks and questions

**Article 19. Requests to speak**

1. Once the Shareholders' Meeting has been validly convened, and after the speeches or reports, as appropriate, given or presented to the shareholders by the Chairperson, the CEO, the Chairpersons of the Board Committees, other members of the governing body or any other person designated for this purpose by them, and before discussing the items on the Agenda, the Chairperson shall ask the shareholders who wish to address the Meeting to approach the Secretary or the Notary, if one is

present, and identify themselves to them (or their assistants, if so instructed) for the purpose of organising the shareholder remarks.

**2.** If shareholders want their comments to be literally recorded in the Meeting's minutes, they must deliver them in writing to the Secretary or the Notary, as the case may be (or their assistants, if so instructed), when they identify themselves so that they may be cross-checked while the shareholder is speaking.

**3.** Once the Platform has the list of shareholders who wish to speak and, in any case, before voting on the items on the Agenda, those shareholders will have the opportunity to address the Meeting.

**Article 20. Shareholder remarks**

**1.** Shareholders shall participate in the order in which they are recognised, for this purpose, by the Platform, once the Chairperson has established the rota for speaking.

**2.** In addition to speaking, shareholders may also verbally ask for any information or clarifications that they see fit about the items on the Agenda.

**3.** The governing body is obliged to provide the requested information, unless any of the circumstances envisaged in Article 9.2 arises. If the shareholder's right cannot be satisfied at the Meeting itself, the governing body is obliged to provide that information in writing within seven days from the end of the Shareholders' Meeting.

**4.** The requested information or clarifications shall be provided, at the end of the round of speeches, by the Chairperson or, on his/her instructions, by the CEO or the Chairpersons of the Board's Advisory Committees, the Secretary, a member of the governing body or, if appropriate, any employee or expert in the matter.

**Article 21. Chairperson's powers to organize**

In the exercise of his/her powers to organize the Shareholders' Meeting, and without prejudice to other actions, the Chairperson may:

(i) determine the maximum time for each speech, which must initially be the same for everybody;

(ii) resolve, if appropriate, to extend or reduce the time initially assigned to each shareholder, depending on the subject and content of the remarks;

(iii) limit the time of shareholder speeches when he/she believes that the subject has been sufficiently discussed;

(iv) ask participating shareholders to clarify the questions that were not sufficiently explained during their speech;

(v) moderate shareholders' remarks to confine them to the business of the Meeting and prevent shareholders from making inappropriate statements or exercising their right in an abusive or obstructive way.

(vi) announce that shareholders' times are nearly up so that they can conclude their remarks and, when they have exhausted the time allotted to them or if they persist in the conduct described in section (v) above, withdraw recognition.

(vii) ask shareholders to leave the venue if he/she considers that their remarks may disrupt the Meeting and, if appropriate, adopt any necessary auxiliary measures; and

(viii) recognise or not, as he/she deems appropriate, a shareholder who wishes to respond.

## Chapter IV: Votes and documentation of resolutions

### Article 22. Votes on the proposed resolutions

**1.** Once shareholders have spoken and the replies have been given in accordance with this Regulation, the Secretary shall announce the proposed resolutions relating to the items on the Agenda that are submitted for voting and read them in full unless, because of their size and complexity, the shareholders have already been furnished with the information, in which case reading is not necessary. The following shall then be submitted for voting: the proposed resolutions relating to the items on the Agenda that require voting and other proposals that are not required by law to be included in the Agenda. The latter do not have to be read aloud beforehand unless this is deemed to be fit or appropriate by the Chairperson or Secretary of the Meeting.

**2.** Each item on the Agenda shall be voted separately. Nevertheless, if the circumstances make it advisable, the Chairperson may rule that the proposals corresponding to the various items on the Agenda with standardised content be put to the vote as a block, in which case the outcome of the vote shall be understood to have been reproduced individually in each proposal if none of the attendees express their wish to change their vote on any individual item. Otherwise, the change of vote expressed by each attendee and the resulting vote relating to each proposal shall be recorded in the minutes.

**3.** As a general rule and without prejudice to the Chairperson's ability, based on the circumstances or the nature or content of the proposal, to allow the use of other alternative systems, votes on the proposed resolutions shall be counted via a negative deduction system. For those purposes, all the shares present and represented shall be considered to vote in favour after deducting the votes corresponding to the shares whose owners or representatives vote against, express a blank vote or abstain by communication or statement to the Secretary or, as the case may be, the Notary (or their assistants, if so instructed) so that this can be recorded in the minutes. For those purposes, it is understood that shareholders present or

represented vote in favour of the proposed resolutions when they do not expressly state their vote against, return a blank vote or abstain.

**4.** Among the alternative voting systems, as far as this is technically possible and provided that all the legal conditions are met, the governing body may establish electronic vote-counting systems.

**5.** The communications and statements to the Secretary or, as the case may be, the Notary (or their assistants, if so instructed) envisaged in Article 22.3 above may be made individually regarding each proposed resolution or jointly regarding some or all of them, stating the identity and status (shareholder or proxy) of the person making them, the number of shares to which they refer and their vote or abstention, as the case may be.

**6.** For the purposes of the quorum, the shares present and represented at the Meeting are considered to be those included in the attendance list, after deducting the shares whose owners or representatives have left the Meeting during the voting on the proposed resolution in question, provided that they have told the Secretary or, as the case may be, the Notary (or their assistants, if so instructed) of their departure.

**7.** If, in accordance with Article 7 of this Regulation, the notice of Meeting includes the possibility of remote voting through one or more distance voting means and, without prejudice to the specific instructions established for each one, in order to be valid and acceptable to the Company, the document in which the vote is stated must contain at least the following items:

(i) Date of the Shareholders' Meeting and the Agenda.

(ii) Identity of the shareholder.

(iii) Number of shares owned by the shareholder.

(iv) The way in which the shareholders vote on each item on the Agenda.

**Article 23. Adoption of resolutions and conclusion of the Shareholders' Meeting**

**1.** Resolutions shall be adopted by the majority of the capital present or represented, unless the law provides otherwise, and each share has the number of votes corresponding to it in accordance with the Company's Bylaws.

Resolutions shall be approved when the votes in favour of the proposal represent over 50% of the votes corresponding to the shares present and represented, unless the law or the Company's Bylaws require a larger majority.

**2.** The Chairperson shall declare the resolutions to have been approved if he/she has evidence of there being sufficient votes in favour, without prejudice to recording, in the minutes, the votes of the shareholders present who state to the Secretary or, as

the case may be, the Notary (or their assistants, if so instructed) their wish that their vote be recorded.

3. After the proposed resolutions have been voted and the result has been announced by the Chairperson, the Meeting is over and the Chairperson shall adjourn the Meeting.

**Article 24. Minutes of the Meeting**

1. The resolutions of the Shareholders' Meeting shall be entered in the minutes, which shall be written or transcribed in the minutes book kept for that purpose. The minutes may be approved by the Shareholders' Meeting itself or, failing that, within fifteen days, by the Chairperson and two proctors, one representing the majority and the other the minority.

2. The minutes approved in either of those two ways shall be enforceable from their approval date.

3. The governing body may request the presence of a Notary to draft the minutes of the Shareholders' Meeting and is obliged to do so if, within five days of the date planned for the Shareholders' Meeting, shareholders representing at least one per cent of share capital request this.

4. The notarial certificate shall be considered as the minutes of the Meeting and does not need to be approved by the Meeting.

## TITLE V

## APPROVAL, PUBLICITY AND TERM

**Article 25. Approval, publicity and term of this Regulation**

1. This Regulation and subsequent amendments shall be approved by the Shareholders' Meeting, validly convened with the quorum envisaged in Article 15.1 of this Regulation.

2. After approval, this Regulation shall be filed with the Comisión Nacional del Mercado de Valores and registered at the Mercantile Registry. It shall also be posted on the Company's web site.

3. The Regulation has an indefinite term, it comes into force on the date of approval by the Shareholders' Meeting and it is applicable to the Shareholders' Meetings convened after the Shareholders' Meeting that approved it.

File No. 82-4939



In compliance with the provisions of Article 82 of the Securities Market Law (*Ley del Mercado de Valores*), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

## SIGNIFICANT INFORMATION

On 26 March 2004, the Company Shareholders' Meeting approved the application of a remuneration system consisting of a Stock Options Plan, of which it informed the Comisión Nacional del Mercado de Valores by way of a significant information disclosure on the same date with number 48.487.

In its meeting of 19 December 2003, the Board of Directors approved the aforementioned Options Plan and established the general conditions, subject to subsequent approval by the Shareholders' Meeting. The main characteristics of the Plan are as follows:

- **Object:** Options on shares of Grupo Ferrovial, S.A., up to a total of 1,700,000 shares, equivalent to 1.21% of capital stock.

- **Scope:** Executive directors and members of senior management, i.e. directors who report directly to the Board's delegate bodies. At the date of this disclosure, this extends to 14 people.

- **Parity:** one option gives the right to buy one share.

- **Strike price:** average share price in the twenty stock market sessions prior to the date on which the options were granted.

- **Formalisation date:** scheduled for April 2004.

- **Vesting period:** three years. **Exercise period:** three years, following expiration of maturity period. Options may be exercised on one or more occasions.

- **Exercise conditions:**

    - Achievement of a return on consolidated equity greater or equal to 15% in the vesting period, with the right to a number of shares proportional to the ROE if ROE is between 10% and 15%, and not exercisable if ROE is below that percentage.

    - Service in the Company until the date of exercise, except in exceptional circumstances: retirement, disability or death.

    - The following principles shall apply in the case of wrongful dismissal:

        - Accrual of options is proportional to the time lapsed;
        - Options must be exercised in the month following judgement of wrongful dismissal.

- **Premium to be paid by the beneficiary:** €1 per option.

In order to hedge future appreciation in the Company share value, the Board of Directors has arranged a hedge with a financial institution. The hedge will be effective as of 29 March 2004 and does not oblige the financial institution to hold the Grupo Ferrovial shares underlying the Options Plan in its portfolio.

To facilitate arrangement of the hedge, Grupo Ferrovial, S.A. will transfer a maximum of 600,000 shares out of treasury stock to the aforementioned financial institution.

Madrid, 30 March 2004.

José María Pérez Tremps
Director - Company Secretary, Grupo Ferrovial, S.A.

File No. 82-4939

**Security reference**

7112UCUJ

**GENERAL**

**VERSION 3.2.2**

**INFORMATION ABOUT:**

| | | | |
|---|---|---|---|
| **HALF** | **2nd** | **YEAR** | **2003** |

## I. IDENTIFICATION DETAILS OF ISSUER

**Company name:**

GRUPO FERROVIAL, S.A.

**Business address:**

CALLE PRINCIPE DE VERGARA, 135 - 28002 MADRID

**Tax identification no.:**

A-28606556

**Persons who assume responsibility for this information, the posts they occupy and identification of their powers or faculties by virtue of which they represent the company:**

Nicolás Villén Jiménez, Chief Financial Officer, empowered by a deed granted before the notary Antonio del Moral Castro on 15 February 1993 in Madrid with protocol no. 394 and registered at the Mercantile Register on 18 February 1993.

**Signature:**

**CONTENT OF HALF-YEAR RESULTS**

**(mark the corresponding box with an X if affirmative)**

| | | Individual | Consolidated |
|---|---|---|---|
| **I. Identification details of issuer** | 0010 | X | |
| **II. Change in consolidated group** | 0020 | | X |
| **III. Basis of presentation and valuation standards** | 0030 | X | X |

| | | | |
|---|---|---|---|
| IV. Balance sheet | 0040 | X | X |
| V. Income statement | 0050 | X | X |
| VI. Breakdown of net revenues by activity | 0060 | X | X |
| VII. Number of employees | 0070 | X | X |
| VIII. Business performance | 0080 | | X |
| IX. Dividends distributed | 0090 | X | |
| X. Significant events | 0100 | X | X |
| XI. Annex explaining significant events | 0110 | X | X |
| XII. Special auditors' report | 0120 | | |

## II. CHANGE IN THE COMPANIES COMPRISING THE CONSOLIDATED GROUP (19)

In 2003, the main changes in the consolidated group were as follows:

**Services**

- In May 2003, the UK corporate group headed by Amey Plc. was acquired.The group engages in infrastructure maintenance, facility management and infrastructure development as well as private funding and management of services to public authorities.The price paid for 100% of this company amounted to 119,421 thousand euros.

With respect to the subsidiaries, noteworthy because of its significance is Amey Ltd's 33% ownership interest in the capital of Tube Lines Holdings Ltd., which holds an administrative concession for the upkeep, maintenance and renovation of three London Underground Lines.

The Amey group was included in consolidation for the first time with effect 1 June 2003 and has been fully consolidated since then.The ownership interest in Tube Lines Holdings Ltd. is proportionally consolidated.

- On 29 August 2003, Ferrovial entered into an agreement for the purchase of the entire capital stock of Cespa, S.A, the parent company of a group specializing in urban services and waste treatment and with a 25% ownership interest in Ecocat, S.L. a company engaged in special industrial waste treatment, and Trasa, S.A., a company with an additional 25% ownership interest to that indicated above (Ecocat, S.L). The purchase of Cespa, S.A. was completed, following clearance from the anti-trust authorities on 5 November, for 501,539 thousand euros which could vary on the basis of the final value of the company's equity at 30 September 2003.The consolidation of this company's financial statements commenced with effect 1 October.

Trasa, S.A. was acquired by Ferrovial in January 2004, as described in note 40 to the financial statements on subsequent events.

**Infrastructure**

• In March 2003, the consortium formed by Ferrovial Infraestructuras, S.A. (the concession subsidiary of the Ferrovial Group) and the local construction company SIAC entered into a contract for the N4/N6 Kinnegad Kilcock Motorway concession with the Irish Ministry of Transport and the National Roads Authority (NRA).This project represents a total forecast investment of 400 million euros and the concession period runs for 30 years.

Eurolink Motorway Operation, Ltd., which was awarded the concession of the N4/N6 motorway, was consolidated for the first time with effect 1 June 2003. Cintra, S.A. has a 93% ownership interest in this company.

• In May 2003, Grupo Ferrovial (through its subsidiary Ferrovial Aeropuertos, S.A.) acquired 100% of the concession holder of Belfast airport (Northern Ireland).This investment amounts to 33,718 thousand euros for all shares in Belfast City Airport Plc., which is the concession holder of the airport management contract for a period of 125 years (1989-2114). Of the total investment, 22,717 thousand euros was invested by Grupo Ferrovial while the remainder, amounting to 10,983 million euros, was arranged as project finance.

Belfast City Airport Plc was consolidated for the first time with effect 1 June 2003.

• In July 2003 Grupo Ferrovial increased its ownership interest in Sydney Airport by 10,511 thousand euros. Following this new acquisition, the ownership interest in this company is 20.68%, compared to the 19.6% held at June 2003.

## III. BASIS OF PRESENTATION AND VALUATION STANDARDS

**(The financial and accounting data and information included in this periodic public information statement must apply the principles, valuation standards and accounting criteria envisaged in the current regulations regarding the financial and accounting information to be included in the annual accounts and interim financial statements of the sector to which the company belongs. If, exceptionally, the generally accepted accounting principles and criteria required by the corresponding regulation in force are not applied to the attached data and information, this fact and the reasons behind it must be sufficiently explained, and the impact of their non-application on the net worth, financial position and results of the company or its consolidated group must be disclosed. With a similar scope as above, any changes that may have occurred in the accounting criteria used to prepare the attached information with respect to the latest audited annual financial statements must also be disclosed and discussed. If the same accounting principles, criteria and policies have been applied as in the latest annual financial statements, and if they are in accordance with the accounting regulations in force regarding the entity, indicate this expressly.)**

All the financial and accounting information included in this documentation was prepared in accordance with generally accepted accounting principles and the criteria required by current law.

The same principles and criteria used in Ferrovial's audited financial statements as at 31 December 2003 were applied.

However, there was a reclassification due to the change in the allocation of the change in real estate inventories within the income statement.

Up to now, the change in inventories item was included under the heading "External and operating expenses" in the income statement. It will now be included under "Change in finished product and product-in-process inventories"

This reclassifaction has no impact on operating profit, nor on the Group's net earnings - it was a simple reclassification between line-items in the income statement. In order to ensure a correct comparison between periods, the same reclassification was made to the corresponding data at 31 December 2002.

## IV. INDIVIDUAL COMPANY BALANCE SHEET

Units: Thousands of euros

| *ASSETS* | | 2003 | 2002 |
|---|---|---|---|
| **A) DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL** | 0200 | | |
| I. Start-up expenses | 0210 | | |
| II. Intangible assets | 0220 | 571 | 1,208 |
| II.1 Rights on leased assets | 0221 | 571 | 978 |
| II.2 Other intangible assets | 0222 | 0 | 230 |
| III. Tangible fixed assets | 0230 | 8,092 | 8,758 |
| IV. Long-term financial investments | 0240 | 1,769,362 | 1,266,430 |
| V. Own shares held for the long term | 0250 | 12,060 | 42,119 |
| VI. Long-term trade receivables | 0255 | | |
| **B) FIXED ASSETS (1)** | 0260 | **1,790,085** | **1,318,515** |
| **C) DEFERRED CHARGES (2)** | 0280 | 4 | 26 |
| I. Due from shareholders for called capital | 0290 | | |
| II. Inventories | 0300 | 559 | 1,327 |
| III. Accounts receivable | 0310 | 63,527 | 167,612 |
| IV. Short-term financial investments | 0320 | 996,922 | 517,730 |
| V. Own shares held for the short term | 0330 | | |
| VI. Cash | 0340 | 5,321 | 1,179 |
| VII. Accrual adjustments | 0350 | -175 | -172 |
| **D) CURRENT ASSETS** | 0360 | **1,066,154** | **687,676** |
| **TOTAL ASSETS ( A + B + C + D)** | 0370 | **2,856,243** | **2,006,217** |

| *LIABILITIES* | | 2003 | 2002 |
|---|---|---|---|
| I. Subscribed capital | 0500 | 140,265 | 140,265 |
| II. Reserves | 0510 | 741,926 | 472,252 |
| III. Prior years' results | 0520 | | |
| IV. Period results | 0530 | 136,112 | 364,456 |
| V. Interim dividends paid in the year | 0550 | -30,646 | -27,501 |
| **A) SHAREHOLDERS' EQUITY** | 0560 | **987,657** | **949,472** |
| **B) DEFERRED REVENUES (3)** | 0590 | 0 | 0 |
| **C) PROVISIONS FOR CONTINGENCIES AND EXPENSES** | 0600 | 120 | 330 |
| I. Issue of bonds and other marketable securities | 0610 | | |
| II. Payable to credit institutions | 0615 | | 848 |
| III. Payable to group and associated companies | 0620 | | 125,000 |
| IV. Long-term trade payables | 0625 | | |
| V. Other long-term payables | 0630 | 52,937 | 64,197 |
| **D) LONG-TERM DEBT** | 0640 | **52,937** | **190,045** |

| | | | |
|---|---|---|---|
| I. Issue of bonds and other marketable securities | 0650 | | |
| II. Payable to credit institutions | 0655 | 489,340 | 1,056 |
| III. Payable to group and associated companies | 0660 | 1,291,417 | 836,622 |
| IV. Trade payables | 0665 | 18,928 | 21,506 |
| V. Other short-term payables | 0670 | 15,859 | 7,156 |
| VI. Accrual adjustments | 0680 | -38 | 3 |
| **E) CURRENT LIABILITIES (4)** | 0690 | **1,815,506** | **866,343** |
| **F) PROVISIONS FOR SHORT-TERM CONTINGENCIES AN** | 0695 | 23 | 27 |
| **TOTAL LIABILITIES ( A + B + C + D + E + F)** | 0700 | **2,856,243** | **2,006,217** |

## V. INDIVIDUAL COMPANY INCOME STATEMENT

Units: Thousands of euros

| | | 2003 Amount | 2003 % | 2002 Amount | 2002 % |
|---|---|---|---|---|---|
| + Net revenues (5) | 0800 | 69,755 | 100.00% | 44,535 | 100.00% |
| + Other revenues (6) | 0810 | 22 | 0.03% | | 0.00% |
| +/- Change in finished product and product-in-process inventories | 0820 | | 0.00% | | 0.00% |
| = TOTAL PRODUCTION VALUE | 0830 | **69,777** | 100.03% | **44,535** | 100.00% |
| - Net purchases | 0840 | -1,651 | -2.37% | -1,397 | -3.14% |
| +/- Change in merchandise, raw material and other consumable inventories | 0850 | 62 | 0.09% | 69 | 0.15% |
| - External and operating expenses (7) | 0860 | -46,518 | -66.69% | -24,847 | -55.79% |
| = ADJUSTED ADDED VALUE | 0870 | **21,670** | 31.07% | **18,360** | 41.23% |
| +/- Other expenses and revenues (8) | 0880 | | 0.00% | | 0.00% |
| - Personnel expenses | 0890 | -18,479 | -26.49% | -18,192 | -40.85% |
| = GROSS OPERATING PROFIT | 0900 | **3,191** | 4.57% | **168** | 0.38% |
| - Depreciation and amortization | 0910 | -1,949 | -2.79% | -1,664 | -3.74% |
| - Reversion Fund provision | 0915 | | 0.00% | | 0.00% |
| +/- Change in working capital provisions (9) | 0920 | 283 | 0.41% | | 0.00% |
| = NET OPERATING PROFIT | 0930 | **1,525** | 2.19% | **-1,496** | -3.36% |
| + Financial revenues | 0940 | 149,149 | 213.82% | 302,317 | 678.83% |
| - Financial expenses | 0950 | -30,458 | -43.66% | -14,110 | -31.68% |
| + Capitalized interest and exchange differenc | 0960 | | 0.00% | | 0.00% |
| +/- Amortization and financial provisions (10) | 0970 | | 0.00% | | 0.00% |
| = PROFIT ON ORDINARY ACTIVITIES | 1020 | **120,216** | 172.34% | **286,711** | 643.79% |
| +/- Results from intangible and tangible fixed assets and control portfolio (11) | 1021 | 21 | 0.03% | | 0.00% |
| +/- tangible fixed assets and control portfolio (12) | 1023 | 1,338 | 1.92% | -3,125 | -7.02% |
| +/- Results from transactions with own shares and bonds (13) | 1025 | 16,386 | 23.49% | 15,971 | 35.86% |
| +/- Prior years' results (14) | 1026 | -704 | -1.01% | -147 | -0.33% |
| +/- Other extraordinary items (15) | 1030 | | 0.00% | 5,128 | 11.51% |

| | | | | | |
|---|---|---|---|---|---|
| **= PROFIT BEFORE TAXES** | **1040** | **137,257** | 196.77% | **304,538** | 683.82% |
| **+/- Corporate income taxes and other** | **1042** | -1,145 | -1.64% | 59,918 | 134.54% |
| **= PERIOD PROFIT** | **1044** | **136,112** | 195.13% | **364,456** | 818.36% |

# IV. CONSOLIDATED GROUP BALANCE SHEET

Units: Thousands of euros

| *ASSETS* | | 2003 | 2002 |
|---|---|---|---|
| A) DUE FROM SHAREHOLDERS FOR UNCALLED CAPITA | 1200 | 5,054 | 9,199 |
| I. Start-up expenses | 1210 | 10,988 | 9,404 |
| II. Intangible assets | 1220 | 202,018 | 147,657 |
| II.1 Rights on leased assets | 1221 | 46,028 | 5,552 |
| II.2 Other intangible assets | 1222 | 155,990 | 142,105 |
| III. Tangible fixed assets | 1230 | 5,818,220 | 4,878,107 |
| IV. Long-term financial investments | 1240 | 873,522 | 671,487 |
| V. Controlling company shares held for the long term | 1250 | 14,949 | 47,234 |
| VI. Long-term trade receivables | 1255 | | |
| B) FIXED ASSETS (1) | 1260 | **6,919,697** | **5,753,889** |
| C) GOODWILL IN CONSOLIDATION (2) | 1270 | 1,270,465 | 355,724 |
| D) DEFERRED CHARGES (2) | 1280 | 1,193,575 | 875,422 |
| I. Due from shareholders for called capital | 1290 | 556 | |
| II. Inventories | 1300 | 1,442,324 | 1,213,919 |
| III. Accounts receivable | 1310 | 2,562,274 | 1,982,125 |
| IV. Short-term financial investments | 1320 | 703,226 | 783,847 |
| V. Controlling company shares held for the short term | 1330 | | |
| VI. Cash | 1340 | 393,797 | 229,798 |
| VII. Accrual adjustments | 1350 | 60,779 | 62,661 |
| E) CURRENT ASSETS | 1360 | **5,162,956** | **4,272,350** |
| TOTAL ASSETS ( A + B + C + D + E) | 1370 | **14,551,747** | **11,266,584** |

| *LIABILITIES* | | 2003 | 2002 |
|---|---|---|---|
| I. Subscribed capital | 1500 | 140,265 | 140,265 |
| II. Reserves at controlling company | 1510 | 744,815 | 477,366 |
| III. Reserves at consolidated companies (16) | 1520 | 627,078 | 530,182 |
| IV. Translation differences (17) | 1530 | -68,153 | -81,554 |
| V. Results attributed to controlling company | 1540 | 340,584 | 455,819 |
| VI. Interim dividends paid in the year | 1550 | -30,646 | -27,501 |
| A) SHAREHOLDERS' EQUITY | 1560 | **1,753,943** | **1,494,577** |
| B) MINORITY INTERESTS | 1570 | 907,567 | 774,312 |
| C) NEGATIVE DIFFERENCE IN CONSOLIDATION | 1580 | 9,401 | 9,195 |
| D) DEFERRED REVENUES (3) | 1590 | 145,206 | 68,778 |
| E) PROVISIONS FOR CONTINGENCIES AND EXPENSES | 1600 | 423,812 | 289,441 |

| | | | |
|---|---|---|---|
| I. Issue of bonds and other marketable securities | 1610 | 2,949,311 | 2,853,580 |
| II. Payable to credit institutions | 1615 | 2,538,402 | 1,461,719 |
| III. Long-term trade payables | 1625 | 447,813 | 420,393 |
| IV. Other long-term payables | 1630 | 80,933 | 80,866 |
| **F) LONG-TERM DEBT** | 1640 | **6,016,459** | **4,816,558** |
| I. Issue of bonds and other marketable securities | 1650 | 202,433 | 41,354 |
| II. Payable to credit institutions | 1655 | 927,860 | 352,488 |
| III. Trade payables | 1665 | 3,152,694 | 2,584,991 |
| IV. Other short-term payables | 1670 | 722,952 | 645,444 |
| V. Accrual adjustments | 1680 | 34,672 | 39,132 |
| **G) CURRENT LIABILITIES (4)** | 1690 | **5,040,611** | **3,663,409** |
| H) PROVISIONS FOR SHORT-TERM CONTINGENCIES AN | 1695 | 254,748 | 150,314 |
| **TOTAL LIABILITIES ( A + B + C + D + E + F + G + H)** | 1700 | **14,551,747** | **11,266,584** |

## V. CONSOLIDATED GROUP INCOME STATEMENT

Units: Thousands of euros

| | | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| | | | Amount | % | Amount | % |
| + | Net revenues (5) | 1800 | 6,025,899 | 100.00% | 5,040,224 | 100.00% |
| + | Other revenues (6) | 1810 | 39,085 | 0.65% | 36,233 | 0.72% |
| +/- | ~~Change in finished product and product-in-~~ process inventories | 1820 | 226,671 | 3.76% | 153,389 | 3.04% |
| = | **TOTAL PRODUCTION VALUE** | 1830 | **6,291,655** | 104.41% | **5,229,846** | 103.76% |
| - | Net purchases | 1840 | -1,368,993 | -22.72% | -1,112,686 | -22.08% |
| +/- | Change in merchandise, raw material and other consumable inventories | 1850 | | 0.00% | | 0.00% |
| - | External and operating expenses (7) | 1860 | -2,953,092 | -49.01% | -2,802,526 | -55.60% |
| = | **ADJUSTED ADDED VALUE** | 1870 | **1,969,570** | 32.69% | **1,314,634** | 26.08% |
| +/- | Other expenses and revenues (8) | 1880 | | 0.00% | 0 | 0.00% |
| - | Personnel expenses | 1890 | -1,083,769 | -17.99% | -663,116 | -13.16% |
| = | **GROSS OPERATING PROFIT** | 1900 | **885,801** | 14.70% | **651,518** | 12.93% |
| - | Depreciation and amortization | 1910 | -121,019 | -2.01% | -82,487 | -1.64% |
| - | Reversion Fund provision | 1915 | -23,263 | -0.39% | -20,645 | -0.41% |
| +/- | Change in working capital provisions (9) | 1920 | -126,653 | -2.10% | -63,403 | -1.26% |
| = | **NET OPERATING PROFIT** | 1930 | **614,866** | 10.20% | **484,983** | 9.62% |
| + | Financial revenues | 1940 | 76,186 | 1.26% | 60,285 | 1.20% |
| - | Financial expenses | 1950 | -147,982 | -2.46% | -85,032 | -1.69% |
| + | Capitalized interest and exchange differences | 1960 | | 0.00% | | 0.00% |
| +/- | Amortization and financial provisions (10) | 1970 | | 0.00% | | 0.00% |
| +/- | Translation differences (18) | 1980 | | 0.00% | | 0.00% |
| +/- | Results at equity-accounted affiliates | 1990 | 4,765 | 0.08% | 12,416 | 0.25% |
| - | Amortization of goodwill in consolidation | 2000 | -44,247 | -0.73% | -23,962 | -0.48% |
| + | Reversal of negative differences in consolidation | 2010 | | 0.00% | | 0.00% |
| = | **PROFIT ON ORDINARY ACTIVITIES** | 2020 | **503,588** | 8.36% | **448,690** | 8.90% |
| +/- | Results from intangible and tangible fixed assets and control portfolio (11) | 2021 | 21,599 | 0.36% | 408,694 | 8.11% |
| +/- | Change in provisions for intangible and tangible fixed assets and control portfolio (12) | 2023 | -3,888 | -0.06% | -6,165 | -0.12% |

| | | | | | |
|---|---|---|---|---|---|
| +/- Results from transactions with own shares and bon | 2025 | 16,385 | 0.27% | 15,791 | 0.31% |
| +/- Prior years' results (14) | 2026 | 73,591 | 1.22% | -5,159 | -0.10% |
| +/- Other extraordinary items (15) | 2030 | -5,170 | -0.09% | -177,586 | -3.52% |
| **= PROFIT BEFORE TAXES** | **2040** | **606,105** | 10.06% | **684,265** | 13.58% |
| +/- Corporate income taxes | 2042 | -156,611 | -2.60% | -207,264 | -4.11% |
| **= PERIOD PROFIT** | **2044** | **449,494** | 7.46% | **477,001** | 9.46% |
| +/- Profit attributed to minority interests | 2050 | -108,910 | -1.81% | -21,182 | -0.42% |
| **= PERIOD PROFIT ATTRIBUTED TO CONTROLLING C** | **2060** | **340,584** | 5.65% | **455,819** | 9.04% |

## VI. BREAKDOWN OF NET REVENUES BY ACTIVITY

| ACTIVITY | | INDIVIDUAL 2003 | INDIVIDUAL 2002 | CONSOLIDATED 2003 | CONSOLIDATED 2002 |
|---|---|---|---|---|---|
| Construction | 2100 | 30,886 | 6,583 | 3,601,250 | 3,788,898 |
| Real estate | 2105 | | | 728,656 | 619,679 |
| Infrastructure | 2110 | | | 523,580 | 449,995 |
| Services | 2115 | | | 1,358,063 | 340,057 |
| Other & adjustments | 2120 | 38,869 | 37,952 | -185,650 | -158,405 |
| | 2125 | | | | |
| | 2130 | | | | |
| | 2135 | | | | |
| | 2140 | | | | |
| Completed construction pending certific | 2145 | | | 253,542 | 252,760 |
| **Total net revenues** | 2150 | **69,755** | **44,535** | **6,025,899** | **5,040,224** |
| Spanish market | 2160 | 69,755 | 44,535 | 4,055,217 | 3,601,602 |
| Exports to: European Union | 2170 | | | 1,073,478 | 321,995 |
| OECD countries | 2173 | | | 698,755 | 831,137 |
| Other countries | 2175 | | | 198,449 | 285,490 |

(*) To be completed only by construction companies

## VII. AVERAGE NUMBER OF EMPLOYEES IN THE PERIOD

| | | INDIVIDUAL 2003 | INDIVIDUAL 2002 | CONSOLIDATED 2003 | CONSOLIDATED 2002 |
|---|---|---|---|---|---|
| TOTAL EMPLOYEES | 3000 | 185 | 179 | 34,347 | 28,454 |

**VIII. BUSINESS PERFORMANCE**
**(Although the comments for inclusion in this section are summarized due to the synthetic character of this quarterly information, they must enable investors to form a sufficient opinion about the company's activity and the results obtained during the period covered by this quarterly information, as well as its financial and net worth position and other relevant data about the company's general operations.)**

Information regarding business performance is in the attached .PDF file.

Information about transactions with related parties (Article 37 of Law 44/2002)

A summary of the operations with related parties at December 2003 is given below. Further details are available in the Annual Corporate Governance Report corresponding to the above date.

January - December 2003.PDF

a) Operations with significant shareholders:

- Installation maintenance, upkeep and repair services provided, amounting to 617,000 euros
- Receivables amounting to 41,000 euros, for lease of private transport means

b) Directors of Grupo Ferrovial, S.A. and companies in which they hold an executive office:

- Services received with regard to ordinary hotel activity, amounting to 75,000 euros
- Sundry services provided, amounting to 781,000 euros
- Bank intermediation services amounting to 76,000 euros
- Credit lines and loans from financial institutions amounting to 81,000 euros
- Guarantees from financial institutions amounting to 66.9 million euros, of which 22.7 million euros had been used at December 2003
- Other products and financial investments amounting to 31.5 million euros.

c) Operations with the Senior Management of Grupo Ferrovial, S.A.

- Proceeds from sales of houses amounting to 222,000 euros
- Installation maintenance, upkeep and repair services provided, amounting to 2,000 euros
- Loans granted, amounting to 22,000 euros

## IX. DIVIDENDS DISTRIBUTED IN THE PERIOD:

(Include the dividends distributed from the start of the business year.)

| | | % of par value | Euros per share | Amount ('000s euros) |
|---|---|---|---|---|
| 1. Ordinary shares | 3100 | 69.0 | 0.69 | 95,274 |
| 2. Preference shares | 3110 | | | |
| 3. Non-voting shares | 3120 | | | |

**Additional information about distributed dividends**

See Annex on following page (G-8b)

## X. SIGNIFICANT EVENTS (*)

| | | YES | NO |
|---|---|---|---|
| 1. *Acquisitions or transfer of holdings in listed companies subject* to mandatory disclosure in accordance with art. 53 of the Spanish Securities Market Law (5% and multiples) | 3200 | | X |
| 2. Acquisition of treasury stock subject to mandatory disclosure in *accordance with additional provision 1 of the Spanish* Corporations Law (1%) | 3210 | | X |
| 3. Other significant increases and decreases in fixed assets (holdings of over 10% in unlisted companies, significant material investments or divestments, etc.) | 3220 | X | |
| 4. Increase and decrease in share capital or securities va | 3230 | | X |
| 5. Issuance, redemption or cancellation of debt securities | 3240 | | X |
| 6. Change in Directors or Board of Directors | 3250 | X | |
| 7. *Amendments to the Company Bylaws* | 3260 | X | |
| 8. Transformation, mergers or spin-offs | 3270 | | X |
| 9. Changes in the sector's institutional regularization with a significant effect on the economic or financial situation of the Company or Group | 3280 | | X |
| 10. Lawsuits, litigation or disputes that may have a significant effect on the net worth position of the Company or Group | 3290 | | X |
| 11. Bankruptcy, protection from creditors, etc. | 3310 | | X |
| 12. Special agreements on total or partial limitation, assignment or waiver of voting and dividend rights of the Company shares | 3320 | | X |
| 13. Strategic agreements with domestic or foreign groups (stock deals, etc.) | 3330 | | X |
| 14. Other significant events | 3340 | X | |

(*) Mark the corresponding box with an X; if affirmative, include annex detailing the date of the notification to the CNMV and the SRVB.

**Additional information about distributed dividends (interim, supplementary, etc.)**

On 21 March 2003, the Grupo Ferrovial, S.A. Shareholders' Meeting approved the distribution of a supplementary dividend of 0.47 euros per share, charged to 2002 results, amounting to 64,628,196.17 euros, excluding own shares held at the time of the Meeting. The dividend was paid in May 2003.

On 30 October, the Board of Directors' meeting approved the distribution of an interim 2003 dividend of 0.22 euros per share.
This dividend was paid as of 14 November 2003 and amounted to 30,646,311.52 euros, excluding own shares on that date.

## XI. ANNEX EXPLAINING SIGNIFICANT EVENTS

1. On 21 March 2003, the Shareholders' Meeting approved, among others, the following resolutions:

- Approval of the financial statements and management report of Grupo Ferrovial, S.A. and its consolidated group.

- Application of the 2002 results and the distribution of a dividend of 0.67 euros per share paid out of 2002 income which, after deducting the interim dividend already distributed from profit, amounted to 0.47 euros per share, paid on 12 May 2003.

- Approval of the Board of Directors' conduct of business in 2002.

- Re-appointment of the directors Rafael del Pino y Calvo-Sotelo, José María Pérez Tremps, Santiago Eguidazu Mayor, Juan Arena de la Mora and the entity Portman Baela, S.L. Appointment of entity Casagrande de Cartagena, S.L. as director and ratification of appointment of Gabriele Burgio, who was appointed by co-option.

- Appointment of PriceWaterhouse Coopers Auditores, S.L. as the auditor of the company and its consolidated group for a period of three years.

- Amendment to the Corporate Bylaws to introduce the Audit and Control Committee Regulation.

- Authorization so that the Board of Directors can oblige its members to dedicate all or part of the remuneration they receive as Board members to the purchase of company shares.

2. On 16 April 2003, Ferrovial Servicios, wholly owned by Grupo Ferrovial, S.A., announced its intention to bid for 100% of AMEY PLC, listed on the London Stock Exchange. The total value of the 100% bid was equivalent to 117.7 million euros. The bid was presented on 25 April and was declared unconditional on 29 May. Ferrovial currently owns more than 98% of AMEY.

3. Ferrovial Aeropuertos, wholly owned by Grupo Ferrovial, S.A, acquired 100% of Belfast City Airport, which holds the airport operating concession, for 49.3 million euros (of which 33.7 million euros represent the financial investment and the remaining amount is the concession company's existing debt).

4. On 27 June 2003, Ferrovial's Board of Directors approved a remuneration programme for executives (excluding members of the Board and Senior Management) involving delivery of stock options on a maximum of 1,800,000 shares, representing 1.28% of capital.

5. On 25 July 2003, the Board of Directors approved a new Board of Directors' Regulation and a new Internal Code of Conduct in matters relating to the securities markets which replaced the ones currently in force at that date, in compliance with Law 44/2002, of November, on Measures to Reform the Financial System, and Law 26/2003, dated 17 July, modifying Securities Market Law 24/88 of 28 July and the Consolidated text of the Spanish Corporations Law, in order to enhance the transparency of listed limited companies.

On 3 October 2003, in accordance with the provisions of the Fourth Additional Provision of Law 44/2002, Grupo Ferrovial confirmed to the National Securities Market Commission that it had communicated the Internal Code of Conduct to all persons included in its scope of application.

6. On 29 August, an agreement was reached with the Agbar and Suez Groups for the sale of their solid waste businesses. Following this transaction, Ferrovial will own 100% of Cespa, S.A., the company which controls the aforementioned solid waste business, and 50% of Ecocat, the leading company in the treatment of special industrial waste. The price set initially for the entire transaction is 514.5 million euros, pending adjustment. The transaction has been (tacitly) approved by the competition authorities in Spain and Portugal; therefore, with the exception of the sale of 25% of Ecocat (which is still pending authorisation by the European Competition Authorities), the transaction will be completed shortly.

7. On 30 October, the Board of Directors approved the distribution of an interim 2003 dividend of 0.22 euros per share.

8. On 5 November 2003, the sale and purchase of shares representing 100% of the capital stock of CESPA, Compañia Española de Servicios Auxiliares S.A. was completed, following approval by the competition authorities.

This information was reported on the following dates: 27 February, 21 and 25 March, 16 April, 23 and 29 May, 7 and 31 July, 29 August, 30 October and 5 November.

## XII. SPECIAL AUDITORS' REPORT

**(This section must only be completed in the information relating to the first half of the year following the latest closed audited year and shall be applicable to issuers which, in accordance with section 13 of the Ministerial Order dated 18 January 1991, are required to present a special auditors' report, when the audit report on the financial statements of the year immediately before had denied an opinion or contained an adverse or qualified opinion. It should mention that the special auditors' report is attached as an annex to the half-year information and reproduces the information or statements made by the company directors about the updated situation of the qualifications included by the auditor in his report on the financial statements of the previous year and which, in accordance with the applicable technical audit standards, was used as the basis for preparing the aforementioned special report).**

**INSTRUCTIONS FOR COMPLETING THE HALF-YEARLY REPORT (GENERAL)**

- *The required monetary amounts must be expressed in thousands of euros, without any decimals and rounded off, unless otherwise stated.*

- Negative amounts must be expressed with a minus sign (-) in front of the number.

- *Each figure must include next to it the figure for the corresponding period of the previous year, unless otherwise stated.*

- The information provided under Business Performance must enable investors to form an opinion, being fully informed, regarding the company's activity and the results obtained in the relevant period, as well as the company's financial situation and other essential information regarding the general progress of the company's activities.

- Definitions:

(1) The various items which constitute Fixed assets must be presented net of accumulated depreciation and amortization, and net of provisions.

(2) Deferred charges must include debt securitization expenses (expenses from issue and amendment of fixed-income securities, and securitization of debts which include those from public deed, taxes, preparation of securities and similar), deferred interest expenses on marketable securities (the difference between the redemption value and the issue price of fixed-income securities and other similar liabilities) and deferred interest expenses (the difference between the redemption value and the amount received from debts other than those represented by fixed-income securities). Electricity sector companies must also include electricity industry Accrual Accounts under this heading.

(3) Deferred revenues must include capital subsidies, positive exchange rate differences, revenues from deferred interest (interest incorporated in the nominal value of loans granted for trade, whose contribution to results must be made in future years) and other deferred revenues.

(4) Those debts with maturities under 12 months must be reclassified as current liabilities under the corresponding item.

(5) Net revenues must comprise the amounts from the sale of products and services rendered as part of the company's ordinary activities, less discounts and other rebates on sales and value added tax and other taxes directly related to the revenues figure.

(6) The Other revenues item shall include sundry operating revenues, company fixed-asset transations (excluding capitalized interest and exchange differences) and operating subsidies (excluding capital subsidies transferred to period results).

(7) The External and operating expenses item must include:
* Transactions by other companies, outside services (leases, repairs, transport, insurance, energy, etc.), taxes (other than income tax) and other management expenses.

* Provisions for contingencies and operating expenses (major repair work, etc., excluding provision for pensions and similar obligations, which must be registered under employee expenses).

(8) Other expenses and revenues must include profits or losses relating to non-managerial investors in the operations regulated under Articles 239 to 243 of the Commercial Code and from similar joint ventures.

(9) Change in working capital provisions will include sums booked in the period, net of overprovisions and reversals, for reversible depreciation of stocks and customer and other receivables. This item will also include final bad debts of customers and others.

(10) *Amortization and financial provisions will include sums booked in the period, net of overprovisions and reversals, for reversible depreciation of marketable securities (excepting* those which correspond to holdings in the capital of group companies or affiliates) and other marketable securities and in non-trade loans, both short- and long-term.

(11) Results from intangible and tangible fixed assets and control portfolio will include profits and losses arising from disposal of intangible and tangible fixed assets and long-term holdings in group companies, *multigroup companies or affiliates, or total or partial removal from inventory due to losses caused by irreversible depreciation of these assets.*

(12) Change in provisions for intangible and tangible fixed assets and control portfolio will include provisions booked in the period, net of overprovisions and reversals, for reversible depreciation of tangible assets and reversible amortization of intangible assets, as well as long-term holdings in group companies or affiliates.

(13) Results from transactions with own shares and bonds will include profits or losses arising from the amortization of bonds or the disposal of shares and bonds issued by the company.

(14) Prior years' results will include material prior years' earnings which, given their materiality, cannot be booked as such.

(15) Other extraordinary items will include:

* The amount of capital subsidies transferred to income for the period.
* Material extraordinary revenues and expenses which are not considered periodic , when evaluating the company's future results.

(16) Reserves at consolidated companies will include those relating to fully or proportionally consolidated companies, and to companies accounted for by the equity method.

(17) and (18) The Translation differences items (in consolidated accounts only) will include differences which arise from translating the foreign currency balances of fully or proportionally consolidated companies or companies accounted for by the equity method.

(19) Change in the companies comprising the consolidated group: only those companies which have been added to or excluded from the consolidated structure during the previous financial year are to be included.